

Mail Stop 4628

February 10, 2017

George S. Glyphis
Chief Financial Officer
Centennial Resource Development, Inc.
1401 Seventeenth Street, Suite 1000
Denver, Colorado 80202

> **Re:** **Centennial Resource Development, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 19, 2017**
> **File No. 001-37697**

Dear Mr. Glyphis:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Questions and Answers, page 1

1.   Please add a question and answer to explain the effects if Proposal No. 1 is not approved by stockholders.

Proposal No. 1 – The Nasdaq Proposal, page 42

2.   We note that you utilized the proceeds from the private placements, including the issuance of the Series B Preferred Stock, to fund a portion of the cash consideration for the acquisition of the leasehold interests and related upstream assets of Silverback Exploration, LLC and Silverback Operating, LLC. As a result, it appears that the issuance of the 26,100,000 shares of common stock underlying the Series B preferred stock covered by this proposal is in furtherance of the acquisition of the Silverback assets. As your stockholders are not separately provided an opportunity to vote on the above-referenced acquisition, it appears that you must provide the disclosures required by Item 14 of Schedule 14A regarding the transaction. Refer to Note A of

Schedule 14A. Please revise to provide all such information or, alternatively, explain why you believe such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: William N. Finnegan IV
        Debbie P. Yee
        Latham & Watkins LLP